Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

August 7, 2012

Item 3.	News Release

A news release dated August 7, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced that the lenders to its 70% owned subsidiary, Minera y Metalúrgica del Boleo S.A. de C.V. have agreed to a new standstill agreement in relation to the Boleo project financing. The new standstill agreement expires September 15, 2012 and extends the standstill described in Baja’s news release of June 20, 2012, which expired on August 1, 2012.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer

Telephone: (604) 685-2323

Item 9.	Date of Report

August 7, 2012

Schedule "A"

Baja Mining Signs Second Standstill Agreement with Lenders

Vancouver, August 07, 2012 –Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) today announced that the lenders to its 70% owned subsidiary, Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) have agreed to a new standstill agreement in relation to the Boleo project financing. The new standstill agreement expires September 15, 2012 and extends the standstill described in Baja’s news release of June 20, 2012, which expired on August 1, 2012.

Under the new standstill agreement, MMB’s lenders, without waiving any of the defaults or events of default currently outstanding or that may arise during the standstill period, agree until September 15, 2012 to refrain from exercising any rights and remedies under the Boleo project financing agreements with respect to certain defaults and events of default that are currently outstanding or that may arise during the standstill period.

The new standstill agreement requires an immediate advance of US$11.2 million to MMB by the Korean companies (the “Korean Consortium”) which currently own the other 30% of MMB, which advance has been made. To remain in effect, the standstill requires the Korean Consortium to advance an additional US$18 million by August 9, 2012 and a further US$60.8 million by August 20, 2012. These advances will complete the Stage I financing agreed with the Korean Consortium described in Baja’s news release of July 26, 2012.

If members of the Korean Consortium providing 60% of the Stage I funding decide not to make any further investment in the project and consequently not to proceed to Stage II financing (described in Baja’s news release of July 26, 2012), the standstill will cease.

Among other requirements to keep the standstill from terminating, the Korean Consortium must acquire an additional 21% interest in MMB (for a total 51% interest) and control of MMB’s board by no later than August 20, 2012. Under Baja’s agreement with the Korean Consortium announced by Baja on July 26, 2012, the Korean Consortium will acquire such additional 21% interest and be entitled to appoint a majority of MMB’s directors upon advancing to MMB US$45 million of the total US$90 million Stage I financing.

The new standstill agreement includes an option to extend the standstill if required; an extension may be obtained by the satisfaction of certain conditions, including the Korean Consortium providing additional funding to MMB to meet reasonably anticipated project costs during any such requested extension period.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.